SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, August 4, 2017

TO BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange

Company Oversight Department

Attn:     Mr. Nelson Barroso Ortega

Cc.:      Securities and Exchange Commission of Brazil (CVM)

Attn:     Mr. Fernando Soares Vieira

Company Relations Superintendent

Mr. Francisco José Bastos Santos

Market and Intermediary Relations Superintendent

Ref.: Official Letter 1336/2017-SAE

Dear Sir:

In reference to Official Letter 1336/2017-SAE (“Letter”), dated August 4, 2017, through which you requested clarifications from Braskem S.A. (“Braskem” or “Company”), as transcribed below:

 “Ref.: Request for clarification on news report

Dear Managers,

The news report published in the newspaper O Estado de São Paulo, on August 4, 2017, states, among other things, that:

1.  the petrochemical company Braskem is considering, within the renegotiation of its shareholders agreement, a change in its registered office and the trading venue of its stock to the Unites States – today, the company already has ADRs listed on the New York Stock Exchange;

2.  the rationale behind moving to the United States would make sense within the company’s current structure, since more than 50% of its revenue comes from outside of Brazil.

We request clarifications on the above items by August 7, 2017, including its confirmation or denial, as well as any other information deemed relevant.”

As requested, Braskem clarifies to the market and to its shareholders that:

(a)          it constantly is analyzing opportunities with the potential to add value to the Company and, consequently, for all of its shareholders, but that, at of this moment, not even a study exists of the alleged move of its headquarters and of the trading venue for its shares to the United States; and

(b)          with regard to the renewed discussion on Braskem’s Shareholders’ Agreement, the Company has already published a notice to the market on the matter, on July 18, 2017.

1

Furthermore, the Company takes this opportunity to clarify that, as per the notice to the market published on June 21, 2017, the investment approved for the construction of a new production polypropylene line at the site in La Porte, Texas, United States is of up to US$675 million, and not the amount reported in the article of up to US$2.2 billion.

The Company will keep the market duly informed of any facts deemed relevant involving the matter.

For more information, contact Braskem’s Investor Relations Department by calling +11 (3576-9531) braskem-ri@braskem.com.br or sending an e-mail to braskem-ri@braskem.com.br.

Sincerely,

Pedro van Langendonck Teixeira de Freitas
Chief Financial and Investor Relations Officer
Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.